FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

PrimeWest Energy Trust ("PrimeWest")

5100, 150 – 6th Avenue S.W.

Calgary, Alberta, T2P 3Y7

ITEM 2   Date of Material Change:

July 11, 2007

ITEM 3   News Release:

A news release reporting the material change was released on July 11, 2007 through the services of CCN Mathews.

ITEM 4   Summary of Material Change:

On July 11, 2007, PrimeWest and Shiningbank Energy Income Fund ("Shiningbank") completed an arrangement (the "Arrangement") pursuant to Section 193 of the Business Corporations Act (Alberta) (the "ABCA"), whereby all of the issued and outstanding trust units of Shiningbank (the "Shiningbank Units") and the exchangeable shares ("Shiningbank Exchangeable Shares") of Shiningbank Holdings Corporation ("Shiningbank ExchangeCo") were exchanged for trust units of PrimeWest ("PrimeWest Units"), resulting in the merger of Shiningbank and PrimeWest. The holders (the "Shiningbank Unitholders") of Shiningbank Units received 0.620 of a PrimeWest Unit for each Shiningbank Unit held.  The holders (the "Shiningbank Exchangeable Shareholders") of Shiningbank Exchangeable Shares received 1.035 PrimeWest Units for each Shiningbank Exchangeable Share held (based on the product of 0.620 and the exchange ratio of the Shiningbank Exchangeable Shares on July 11, 2007 (1.66957)).  In aggregate, 53,647,472 PrimeWest Units were issued pursuant to the Arrangement.

As a result of the Arrangement, PrimeWest acquired all of the crude oil and natural gas interests which were formerly held, directly or indirectly, by Shiningbank (the "Shiningbank Properties"), all of which are located in Canada in the provinces of Alberta, British Columbia, Saskatchewan and Ontario.

ITEM 5   Full Description of Material Change:

On July 11, 2007, PrimeWest and Shiningbank completed the previously announced Arrangement pursuant to Section 193 of the ABCA involving PrimeWest, PrimeWest Energy Inc. ("PEI"), Shiningbank, Shiningbank Energy Ltd. ("SEL"), Shiningbank ExchangeCo, 1320659 Alberta Ltd., the holders ("PrimeWest Unitholders") of PrimeWest Units, the holders of exchangeable shares of PEI (the "PrimeWest Exchangeable Shareholders"), the Shiningbank Unitholders and the Shiningbank Exchangeable Shareholders.  Pursuant to the Arrangement, all of the issued and outstanding Shiningbank Units and Shiningbank Exchangeable Shares were exchanged for PrimeWest Units, resulting in the merger of Shiningbank and PrimeWest.  The Shiningbank Unitholders received 0.620 of a PrimeWest Unit for each Shiningbank Unit held.  The Shiningbank Exchangeable Shareholders received 1.035 PrimeWest Units for each Shiningbank Exchangeable Share held (based on the product of 0.620 and the exchange ratio of the Shiningbank Exchangeable Shares on July 11, 2007 (1.66957)).  In aggregate, 53,647,472 PrimeWest Units were issued pursuant to the Arrangement.

As a result of the Arrangement, PrimeWest acquired all of the Shiningbank Properties, all of which are located in Canada in the provinces of Alberta, British Columbia, Saskatchewan and Ontario.  A full description of the Shiningbank Properties as well as the reserves data and other oil and gas information in respect of such properties is available in Shiningbank's Annual Information Form dated March 14, 2007 (the "Shiningbank AIF"), which is available on SEDAR at www.sedar.com (filed on March 15, 2007).

A report of reserves data and other oil and gas information, as required under item 1 of section 2.1 of National Instrument 51-101 Standards of Disclosure of Oil and Gas Activities ("NI 51-101"), for PrimeWest was filed on SEDAR on February 22, 2007 (the "PrimeWest 51-101 Report").  The PrimeWest 51-101 Report includes information from the report dated January 24, 2007 prepared by GLJ Petroleum Consultants Ltd. in accordance with NI 51-101 and the standards contained in the Canadian Oil and Gas Evaluation Handbook, which reports on certain reserves attributable to PrimeWest effective December 31, 2006.  The PrimeWest 51-101 Report was included in PrimeWest's Annual Information Form dated March 15, 2007 (the "PrimeWest AIF") under the heading "Statement of Reserves Data and Other Oil and Gas Information" at pages 16 to 51.  The PrimeWest AIF is available on SEDAR at www.sedar.com (filed on March 23, 2007).

In a report dated February 7, 2007, Paddock Lindstrom & Associates Ltd. evaluated Shiningbank's crude oil, natural gas and associated product reserves effective December 31, 2006 (the "Paddock Report").  A report of reserves data and other oil and gas information, as required under item 1 of section 2.1 of NI 51-101, for Shiningbank (the "Shiningbank 51-101 Report"), based on information derived from the Paddock Report, is contained in the Shiningbank AIF under the heading "Statement of Reserves Data and Other Oil and Gas Information" at pages 22 to 39.

PrimeWest's reasonable expectation of the manner in which the merger with Shiningbank, had it occurred immediately prior to December 31, 2006 (the effective date of the PrimeWest 51-101 Report), would have affected the reserves data or other information contained in the PrimeWest 51-101 Report is that: (a) the reserves and net present values thereof, the future development costs, the producing and non-producing wells, the non-reserve land holdings and the abandonment and reclamation costs, would all be increased by the amount of such items in the Shiningbank 51-101 Report; (b) the product prices would become the weighted average product prices from the PrimeWest 51-101 Report and the Shiningbank 51-101 Report; and (c) the following would be added to the property descriptions:

Ferrier (Note:  the following disclosure is in addition to that already contained in the PrimeWest AIF for this property)

PrimeWest owns various operated and non-operated interests in the Ferrier area, which is located approximately 150 kilometres southwest of Edmonton, Alberta.  These properties are characterized by long-life, liquids-rich natural gas production with low operating costs.  The natural gas production from these properties is primarily uncontracted and is processed in five non-operated gas plants in which PrimeWest owns minor working interests or processes for a fee as a non-owner.  PrimeWest owns and operates an average 49% working interest in 148 Gross (71.6 Net) producing natural gas wells and 6 Gross (3.7 Net) producing oil wells in this area.

O’Chiese/West Pembina

PrimeWest owns various operated and non-operated interests in the O'Chiese and West Pembina areas, which are located approximately 130 kilometres southwest of Edmonton, Alberta.  These properties are characterized by long-life, liquids-rich natural gas production with low operating costs.  The natural gas production from these properties is primarily uncontracted and is processed in one operated and two non-operated gas plants in which PrimeWest owns working interests or processes for a fee as a non-owner.  PrimeWest owns and operates an average 58% working interest in 82 Gross (46.9 Net) producing natural gas wells and 16 Gross (9.9 Net) producing oil wells in this area.

Whitecourt

PrimeWest owns and operates an average 50% working interest in 66 Gross (33.2 Net) producing natural gas wells and five Gross (2.0 Net) producing oil wells in the Whitecourt area.  The natural gas is processed in the PrimeWest-operated Whitecourt gas plant.  The property is located approximately 150 kilometres northwest of Edmonton, Alberta.

Sousa

PrimeWest owns an average 88.4% working interest in 278 Gross (245.8 Net) producing natural gas wells in the Sousa area.  Over 95% of the production from this area is operated with all operated natural gas production being processed at a PrimeWest-operated gas plant (100% working interest).  The natural gas production from this area is long-life, sweet gas with low operating costs, low royalties and numerous low-risk development opportunities.  This area is located approximately 625 kilometres northwest of Edmonton, Alberta and is only accessible in the winter.

Caroline (Note:  the following disclosure is in addition to that already contained in the PrimeWest AIF for this property)

PrimeWest holds an average 59% working interest in 33 Gross (20.7 Net) oil wells and 9 Gross (4.5 Net) natural gas wells in the Caroline area.  The property consists of varying working interests in four separate units, including an 86.5% working interest in 20 Gross (17.3 Net) producing oil wells in PrimeWest-operated Caroline Cardium "B" Sand Unit No. 1, along with an interest in 22 Gross (7.8 Net) non-unit producing oil and natural gas wells.  This property is located immediately southwest of the town of Caroline, Alberta.

Grande Prairie

PrimeWest owns and operates an average 62% working interest in 45 Gross (28.3 Net) producing natural gas wells and three Gross (2.0 Net) producing oil wells in the Grande Prairie area.  A majority of the wells are operated by PrimeWest with natural gas being processed at various non-operated gas plants in which PrimeWest holds no interest.  The area is characterized by multi-zone potential with low operating costs and numerous low-risk development opportunities.  This area is located approximately 350 kilometres northwest of Edmonton, Alberta.

ITEM 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7

Omitted Information:

Not applicable.

ITEM 8

Executive Officer:

Donald A. Garner, President and Chief Executive Officer of PrimeWest Energy Inc., the administrator of  PrimeWest, is knowledgeable about the material changes set forth herein and can be reached at (403) 234-6600.

ITEM 9

Date of Report:

Dated at Calgary, Alberta on July 20, 2007.